U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 839-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____          No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: June 1, 2009	By:	"Jeffrey J. Ciachurski"
Jeffrey J. Ciachurski, CEO and Director

Exhibits

99.1	News Release dated May 6, 2009
99.2	News Release dated May 6, 2009
99.3	Notice of the Meeting and Record Date dated May 11, 2009
99.4	Interim Financial Statements for the Period Ended March 31, 2009
99.5	Management Discussion and Analysis for the Period Ended March 31, 2009
99.6	Form 52-109F2 CEO Certification
99.7	Form 52-109F2 CFO Certification
99.8	News Release dated May 13, 2009
99.9	Material Change Report dated May 13, 2009
99.10	Material Change Report dated May 19, 2009